Exhibit 4.1

SECOND AMENDMENT TO LOAN AGREEMENT

This SECOND AMENDMENT TO LOAN AGREEMENT (this “Second Amendment”), dated and effective as of June 17, 2022 (the “Amendment Effective Date”), is made by and among LUMIRADX INVESTMENT LIMITED, a private company with limited liability incorporated under the laws of England and Wales with company number 10260187 (as “Borrower” and a Credit Party), BIOPHARMA CREDIT PLC, a public limited company incorporated under the laws of England and Wales with company number 10443190 (as the “Collateral Agent”), BPCR LIMITED PARTNERSHIP, a limited partnership established under the laws of England and Wales with registration number LP020944 (“BPCR”) and BIOPHARMA CREDIT INVESTMENTS V (MASTER) LP, a Cayman Islands exempted limited partnership acting by its general partner, BioPharma Credit Investments V GP LLC (“BioPharma Credit” and together with BPCR, the “Lenders” and each a “Lender”).

RECITALS

A. The Collateral Agent, the Lenders, the Borrower, the Parent and the other Credit Parties thereunder have entered into that certain Loan Agreement, dated as of March 23, 2021 (as amended pursuant to the First Amendment to Loan Agreement dated March 28, 2022, and as further amended from time to time, the “Loan Agreement”).

B. Pursuant to Section 6.16 (Minimum Net Sales) of the Loan Agreement, each Credit Party has agreed to maintain minimum Net Sales at the levels set out therein.

C. Pursuant to Section 2.7(b) (Facility Fee) of the Loan Agreement, the Borrower has agreed to pay a Facility Fee.

D. In accordance with Section 11.5 (Amendments in writing; integration) of the Loan Agreement, the Borrower (acting for its own behalf and on behalf of the other Credit Parties), the Collateral Agent and the Lenders desire to make certain amendments to Section 6.16 (Minimum Net Sales) and Section 2.7(b) (Facility Fee) of the Loan Agreement on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Definitions. All capitalized terms used in this Second Amendment (including in the recitals hereof) and not otherwise defined herein shall have the meanings assigned to them in the Loan Agreement. The rules of interpretation set forth in the first paragraph of Section 13.1 of the Loan Agreement shall be applicable to this Second Amendment and are incorporated herein by this reference.

2. Amendments to Loan Agreement.

a. With effect from the Amendment Effective Date, the Loan Agreement shall be amended by adding the following terms (in alphabetical order) to Section 13.1 of the Loan Agreement:

“”Amendment Effective Date” means June 17, 2022.”

“Qualifying Equity Interests” means, collectively, any and all Equity Interests in the Issuer issued following the Amendment Effective Date, excluding any Disqualified Equity Interest.”

“Qualifying Financing” means the Issuer raising, following the Amendment Effective Date, gross proceeds in an aggregate amount equal to or greater than $125,000,000 (or its equivalent in another currency or currencies) through the issue of Qualifying Equity Interests.””

b. With effect from the Amendment Effective Date, the Loan Agreement shall be amended by adding the following (in alphabetical order) to Section 5.2 (Financial Statements, Notices, Reports) of the Loan Agreement:

“(j) Liquidity Statements. From and after the occurrence of a Qualifying Financing, as soon as available, but in no event later than two (2) Business Days after each of the 15th day and the last day of each calendar month, commencing on the first such date occurring immediately following the consummation of such Qualifying Financing, a confirmation of consolidated Liquidity of Issuer and its Subsidiaries as at such date, in each case certified by a Responsible Officer of Issuer.”

c. With effect from the Amendment Effective Date, the Loan Agreement shall be amended by deleting in its entirety Section 6.15 (Minimum Liquidity) of the Loan Agreement and replacing it as follows:

“6.15. Minimum Liquidity. From and after the Effective Date, after giving effect to the transactions contemplated hereunder and without violating any other term or provision of this Agreement, permit consolidated Liquidity of Issuer and its Subsidiaries, tested monthly at the end of each calendar month commencing with the next, full calendar month occurring immediately after the Effective Date, to be less than $40,000,000; provided, however, that in the event that a Qualifying Financing occurs on or prior to December 31, 2022, the foregoing threshold shall be increased to $75,000,000 in respect of each full calendar month which occurs after such Qualifying Financing occurs and shall be tested on both the 15th day and last day of each such calendar month by reference to confirmation of consolidated Liquidity of Issuer and its Subsidiaries provided to the Collateral Agent within 2 Business Days of each such day pursuant to Section 5.2(j) hereof.”

d. With effect from the Amendment Effective Date, the Loan Agreement shall be amended by deleting in its entirety Section 6.16 (Minimum Net Sales) of the Loan Agreement and replacing it as follows:

“6.16 Minimum Net Sales From and after the Effective Date and without violating any other term or provision of this Agreement, permit trailing twelve-month Net Sales of Issuer and its Subsidiaries, tested quarterly at the end of each fiscal quarter set out in the first column in the table below, to be less than: (a) solely with respect to any fiscal quarter where paragraph (b) below or the proviso below does not apply, $375,000,000 for fiscal quarter ending June 30, 2022, $400,000,000 for fiscal quarter ending September 30, 2022 and $500,000,000 for each fiscal quarter thereafter; and (b) solely with respect to any fiscal quarter occurring after the completion of a Qualifying Financing on or prior to December 31, 2022, the amount set forth opposite that fiscal quarter in the second column in the table below; provided, however, that, with respect to any fiscal quarter occurring after the completion of a Qualifying Financing on or prior to December 31, 2022, if consolidated Liquidity of the Issuer and its Subsidiaries, tested on both the 15th day and last day of each calendar month by reference to confirmation of consolidated Liquidity of Issuer and its Subsidiaries provided to the Collateral Agent within 2 Business Days of each such day pursuant to Section 5.2(j) hereof during such fiscal quarter, is equal to or greater than $400,000,000, the Net Sales requirement set out in the table below shall not apply for as long as consolidated

Liquidity of the Issuer and its Subsidiaries, tested on both the 15th day and last day of each calendar month by reference to confirmation of consolidated Liquidity of Issuer and its Subsidiaries provided to the Collateral Agent within 2 Business Days of each such day pursuant to Section 5.2(j) hereof during such fiscal quarter, is at least $400,000,000. For the avoidance of doubt, if consolidated Liquidity of the Issuer and its Subsidiaries, tested on both the 15th day and last day of each calendar month by reference to confirmation of consolidated Liquidity of Issuer and its Subsidiaries provided to the Collateral Agent within 2 Business Days of each such day pursuant to Section 5.2(j) hereof during any fiscal quarter occurring after the completion of a Qualifying Financing, is less than $400,000,000, clauses (a) and (b) of this Section 6.16 shall apply (and the proviso above shall not apply):

Quarter End	Post-Qualifying Financing Net Sales
June 30, 2022	$375,000,000
September 30, 2022	$300,000,000
December 31, 2022	$240,000,000
March 31, 2023	$275,000,000
June 30, 2023	$325,000,000
September 30, 2023	$375,000,000
December 31, 2023	$500,000,000

”

e. With effect from the Amendment Effective Date, the Loan Agreement shall be amended by deleting in its entirety Section 2.7(b) (Facility Fee) of the Loan Agreement and replacing it as follows:

“(b) Facility Fee. As additional consideration for each Lender’s having made a Term Loan pursuant to Section 3.4, on the Term Loan Maturity Date or the date of any prepayment of any Term Loan by Borrower (i) pursuant to Section 2.2(c) or (ii) as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a), Borrower shall pay to each Lender an amount equal to such Lender’s Applicable Percentage of the product of (A) the principal amount of the Term Loan being paid or prepaid, multiplied by (B) 0.030 (each such product, the “Facility Fee”). Any and all Facility Fees shall be fully earned when paid and shall not be refundable for any reason whatsoever and shall be treated as original issue discount for U.S. federal income tax purposes.”

3. Representations and Warranties; Reaffirmation; Covenant to Deliver.

a. The Borrower hereby represents and warrants to each Lender and the Collateral Agent as follows:

i.	The Borrower has all requisite power and authority to enter into this Second Amendment and to carry out the transactions contemplated hereby.

ii.

This Second Amendment has been duly executed and delivered by the Borrower and, subject to the Legal Reservations, is the legally valid and binding obligation of such Person, enforceable against such Person in accordance with its respective terms.

iii.

The execution, delivery and performance by the Borrower of this Second Amendment have been duly authorized and do not and will not: (A) contravene the terms of such Person’s Operating Documents; (B) violate any Requirements of Law, except to the extent that such violation could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (C) conflict with or result in any breach or contravention of, or require any payment to be made under any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or affecting such Person or the assets or properties of such Person or any of its Subsidiaries or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which such Person or any of its properties or assets are subject, except to the extent that such conflict, breach, contravention or payment could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (D) require any Governmental Approval, or other action by, or notice to, or filing with, any Governmental Authority (except such Governmental Approvals or other actions, notices and filings which have been duly obtained, taken, given or made on or before the Effective Date and are in full force and effect), except for those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (E) require any approval, consent, exemption or authorization, or other action by, or notice to, or filing with, any Person other than a Governmental Authority, including such Person’s stockholders, members or partners, (except such approvals, consents, exemptions, authorizations, actions, notices and filings which have been or will be duly obtained, taken, given or made on or before the Effective Date and are in full force and effect), except for those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; or (F) constitute a material breach of or a material default under (which such default has not been cured or waived) or an event of default (or the equivalent thereof, however described) under, or could reasonably be expected to give rise to the cancellation, termination or invalidation of or the acceleration of such Person’s or any Subsidiary’s obligations under, any Material Contract.

b. The Borrower hereby ratifies, confirms, reaffirms, and acknowledges its obligations under the Loan Documents to which it is a party and agrees that the Loan Documents remain in full force and effect, undiminished by this Second Amendment, except as expressly provided herein. By executing this Second Amendment, the Borrower acknowledges that it has read, consulted with its attorneys regarding, and understands, this Second Amendment.

4. References to and Effect on Loan Agreement. Except as specifically set forth herein, this Second Amendment shall not modify or in any way affect any of the provisions of the Loan Agreement, which shall remain in full force and effect and are hereby ratified and confirmed in all respects. On and after the Amendment Effective Date, all references in the Loan Agreement to “this Agreement,” “hereto,” “hereof,” “hereunder,” or words of like import shall mean the Loan Agreement as amended by this Second Amendment.

5. Successors and Assigns. This Second Amendment binds and is for the benefit of Borrower, the other Credit Parties, Issuer, Lenders and the Collateral Agent and their respective successors and permitted assigns.

6. Governing Law; Venue; Jury Trial Waiver. This Second Amendment shall be construed in accordance with and governed by the law of the State of New York. The provisions of Section 10 (Choice of law, Venue and Jury Trial Waiver Etc.) of the Loan Agreement shall apply hereto as if more fully set forth herein as if references therein to “this Agreement” were references to this Second Amendment.

7. Counterparts. This Second Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Second Amendment. Delivery of an executed counterpart of this Second Amendment electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Second Amendment.

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IN WITNESS WHEREOF, the undersigned hereto have caused this Second Amendment to be executed as of the date first written above by each of their officers thereunto duly authorized.

LUMIRADX INVESTMENT LIMITED,
as Borrower and a Credit Party on its own behalf and on behalf of each other Credit Party

By	/s/ Dorian LeBlanc
Name: Dorian LeBlanc Title: Chief Financial Officer

[Signature page to Second Amendment]

BIOPHARMA CREDIT PLC,
as Collateral Agent

By:	Pharmakon Advisors, LP,
its Investment Manager

By: Pharmakon Management I, LLC,
its General Partner

By	/s/ Pedro Gonzalez de Cosio
Name: Pedro Gonzalez de Cosio
Title: Managing Member

BPCR LIMITED PARTNERSHIP,
as a Lender

By:	Pharmakon Advisors, LP,
its Investment Manager

By: Pharmakon Management I, LLC,
its General Partner

By	/s/ Pedro Gonzalez de Cosio
Name: Pedro Gonzalez de Cosio
Title: Managing Member

BIOPHARMA CREDIT INVESTMENTS V (MASTER) LP,
as Lender

By:	BioPharma Credit Investments V GP LLC,
its general partner

By: Pharmakon Advisors, LP,
its Investment Manager

By	/s/ Pedro Gonzalez de Cosio
Name: Pedro Gonzalez de Cosio
Title: CEO and Managing Member

[Signature page to Second Amendment]